Arthur R. McGivern +1 617 570 1971 amcgivern@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

May 24, 2018

Mary Beth Breslin

Jeffrey Gabor

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:                        Rubius Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted April 13, 2018
CIK No. 0001709401

Dear Ms. Breslin and Mr. Gabor:

This letter is confidentially submitted on behalf of Rubius Therapeutics, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft Registration Statement on Form S-1 confidentially submitted on April 13, 2018 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated May 13, 2018 to Torben Straight Nissen, President (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Ms. Mary Beth Breslin

Mr. Jeffrey Gabor

Securities and Exchange Commission

May 24, 2018

Draft Registration Statement on Form S-1 submitted April 13, 2018

Prospectus Summary, page 1

1.         The prospectus summary should include a balanced presentation of your business, including your competitive position in the industry.  In the presentation of your business, you present your organization as a “leading research and development organization” and include several performance claims as to your proprietary RED Platform on page 1 notwithstanding the preclinical stage of your development.  Please tell us the basis for your performance claims and balance your summary presentation by providing equally prominent disclosure about the competitive, regulatory, technical challenges you face.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 92 and 113 of Amendment No. 1 in response to the Staff’s comment.

Our proprietary RED Platform, page 1

2.         Please revise to balance your statement on page 2 that you “have and continue to build a robust intellectual property portfolio..., the breadth and depth of which is a strategic asset with the potential to provide [you] with a significant competitive advantage” with your disclosure on page 49 that you do not own or in-license any issued patents directed to the composition of matter of any of the RCT product candidates that you have thus far developed using the RED Platform, and that you have in some cases only filed provisional patent applications.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosure on pages 2 and 113 of Amendment No. 1 in response to the Staff’s comment.

3.         Please revise to clarify the terms “immuno-privileged” and “well-characterized biodistribution” where you first mention them on page 1.

Response to Comment No. 3: The Company respectfully advises the Staff that it has revised the disclosure on page 1 of Amendment No. 1 in response to the Staff’s comment.

4.         We note your statements on pages 1, 110, and elsewhere that RCTs have an “advantageous safety profile” and “may represent the ideal cell type for the creation of versatile, safe and effective....”  We further note disclosure such as your belief that your product candidates will “have enhanced efficacy and avoid immune-driven adverse events...,” “could provide a cure,” and other similar statements.  Statements regarding efficacy and safety are determinations that only the FDA and foreign government equivalent regulations have the

Ms. Mary Beth Breslin

Mr. Jeffrey Gabor

Securities and Exchange Commission

May 24, 2018

authority to make.  Please revise your disclosure here and elsewhere to eliminate any suggestion that your product candidates have been or will ultimately be determined safe and effective or to have demonstrated safety and efficacy for purposes of granting marketing approval by the FDA or comparable agency.

Response to Comment No. 4: The Company respectfully advises the Staff that it has revised the disclosure on pages 1, 117 and elsewhere in Amendment No. 1 in response to the Staff’s comment.

Our Product Candidate Pipeline, page 3

5.         Please revise your pipeline tables on pages 3 and 118 to include a column for each of Phases 1, 2, and 3.

Response to Comment No. 5: The Company respectfully advises the Staff that it has revised the pipeline tables on pages 4 and 122 of Amendment No. 1 in response to the Staff’s comment.

Our Strategy, page 4

6.         Please revise the second bullet point, here and in the Business section, to put into context your statement concerning your goal to “rapidly advance” multiple additional RCTs.  In this regard, we note your risk factor disclosure on pages 14, 15, and 16 which indicates that the drug development process is uncertain, lengthy, and expensive.

Response to Comment No. 6: The Company respectfully advises the Staff that it has revised the disclosure on pages 4 and 118 of Amendment No. 1 in response to the Staff’s comment.

Risk Factors

Our rights to develop and commercialize our product candidates..., page 52

7.         Please present as a separate risk factor the risk concerning “march-in rights” mentioned in this risk factor.

Response to Comment No. 7: The Company respectfully advises the Staff that it has revised the disclosure on page 53 of Amendment No. 1 to present as a separate risk factor the risk concerning “march-in rights” in response to the Staff’s comment.

Ms. Mary Beth Breslin

Mr. Jeffrey Gabor

Securities and Exchange Commission

May 24, 2018

Use of Proceeds, page 81

8.         Please revise the discussion to identify the stage of development you expect to achieve for RTX-134 and each of your product candidates referenced in your second bullet point with the proceeds of the offering.  To the extent you expect to begin particular stage of development but do not expect to complete it, please indicate that you will need to raise additional funding to complete that stage of development.

Response to Comment No. 8: The Company respectfully advises the Staff that it has revised the disclosure on page 81 of Amendment No. 1 in response to the Staff’s comment.

Management’s discussion and analysis of financial condition and results of operations

Results of operations

Comparison of the years ended December 31, 2016 and 2017

General and administrative expenses, page 97

9.         Your disclosure on page 98 states that you recognized $15.7 million for stock-based awards granted to the chairman of your board of directors during the year ended December 31, 2017 and that you accounted for these awards as non-employee stock-based awards because these awards were issued for his services as a consultant.  Disclosures on page 174 appear to suggest that other awards to Mr. Epstein were also given as his role as principal executive officer.  Please address the following:

•                 Tell us how you considered awards issued to Mr. Epstein under the guidance in the Glossary definition of Employee in ASC 718 which states that “nonemployee directors acting in their role as members of a board of directors are treated as employees if those directors were elected by the employer’s shareholders or appointed to a board position that will be filled by shareholder election when the existing term expires.  However, that requirement applies only to awards granted to nonemployee directors for their services as directors.  Awards granted to those individuals for other services shall be accounted for as awards to nonemployees.” Clarify how you evaluated which of his actions and awards were as an officer of Rubius versus his actions and awards as a nonemployee director.  Further explain how you considered the above guidance for his awards as a nonemployee consultant.

•                 Provide us a schedule separately showing awards given to Mr. Epstein under his role as a non-employee (and therefore accounted for under ASC 505-50) and as an officer/employee of the Company (and therefore accounted for under ASC 718) based on the guidance in the Glossary of ASC 718.

Ms. Mary Beth Breslin

Mr. Jeffrey Gabor

Securities and Exchange Commission

May 24, 2018

•                 Clearly identify the respective time periods for which he acted as an officer, director, and consultant.  Clearly identify his activities in and related awards for each role.

•                 Tell us whether the $15.7 million expense referred to on page 98 and any other amounts of nonemployee awards to Mr. Epstein are included in the compensation amounts in the table on page 174.  Revise the footnotes to the table to more clearly quantify all such nonemployee awards pursuant to Instruction 3 to Item 402(c) of Regulation S-K.

•                 Provide similar information for any other employee(s) that also had a non-employee director status for certain awards (e.g., Dr. Straight Nissen).

Response to Comment No. 9: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 101, 180, 181 and F-29 of Amendment No. 1.

The Company advises the Staff that (i) the disclosure on page 101 of Amendment No. 1, which states that the Company recognized a total of $15.7 million of stock-based compensation expense for awards granted to Mr. Epstein during the year ended December 31, 2017, refers to the compensation expense for all stock-based awards granted to Mr. Epstein (including stock options, restricted common stock and shares of common stock issued as payment of a one-time bonus that was payable, at his election, in cash or shares of common stock) and (ii) all of Mr. Epstein’s stock-based awards are being accounted for as non-employee stock-based awards.

Background of Epstein Consulting Agreement and Equity Awards

Mr. Epstein’s engagement with the Company commenced on January 2, 2017, pursuant to a consulting agreement that provides that he serve as the chairman of the Company’s board of directors, undertake a strategic leadership role in the Company and provide guidance and oversight to management.  The consulting agreement contemplates that the aforementioned activities occur in parallel, not during separate timeframes.  The consulting agreement also provides that, until August 1, 2017, the time devoted to the Company by Mr. Epstein would be determined based on mutual agreement between the Company and Mr. Epstein and that, effective August 1, 2017, the time he devoted to the Company would be at least 50% of Mr. Epstein’s working hours.  During his engagement with the Company, Mr. Epstein is authorized to provide services to other entities, subject to certain limitations.  Pursuant to the consulting agreement, Mr. Epstein’s compensation consists of: (1) a time-based equity award equal to 8% of the Company’s fully diluted shares outstanding at the time of issuance, plus additional time-based equity awards that may be required in order to maintain such level of ownership through the completion of a Series B offering of the Company’s preferred stock, (2) milestone-based equity awards that become issuable upon the occurrence of specified future events (none of which have occurred), (3) an allowance for living accommodations, and (4) commencing August

Ms. Mary Beth Breslin

Mr. Jeffrey Gabor

Securities and Exchange Commission

May 24, 2018

1, 2017, a cash retainer and bonus payments.  The consulting agreement also stipulates that Mr. Epstein’s relationship with the Company will be that of an independent contractor until the earlier of January 1, 2019 or the completion of an initial public offering of the Company’s common stock. The Company and Mr. Epstein expect to amend this consulting contract in connection with Dr. Pablo Cagnoni assuming the role of the Company’s Chief Executive Officer in June 2018.

To date, Mr. Epstein has received the following stock-based awards:

•                 3,667,014 shares of restricted common stock issued on January 27, 2017 at a purchase price of $0.19 per share, which were purchased with a promissory note;

•                 1,100,000 shares of restricted common stock issued on May 17, 2017 at a purchase price of $1.65 per share, which were purchased with a promissory note; and

•                 an option to purchase 215,292 shares of common stock granted on October 25, 2017 at an exercise price of $2.87 per share.

The above stock-based awards were issued pursuant to the terms of the consulting agreement to establish and maintain Mr. Epstein’s 8% fully diluted ownership through the completion of the Company’s Series B preferred stock financing. Each of the individual restricted stock or option agreements relating to the stock-based awards described above did not specify whether such awards were being issued in exchange for Mr. Epstein’s service as a member of the Company’s board of directors or as a non-employee consultant.

In addition, in October 2017, Mr. Epstein was awarded a bonus (payable, at his election, in cash or shares of common stock) by the Company’s board of directors, which Mr. Epstein elected to receive in the form of 213,439 shares of common stock.  Upon issuance of the shares, the Company recognized in full stock-based compensation expense equal to the fair value of the common stock on the date of issuance.

Evaluation of the Accounting Treatment of Epstein Equity Awards

In order to determine the appropriate accounting treatment for the equity awards granted to Mr. Epstein, the Company evaluated the scope of his service.  Although he serves as a director and chairman of the Company’s board of directors, since his initial engagement, Mr. Epstein’s activities have extended beyond what is typical for a chairman and director, as was intended by his consulting agreement.  Mr. Epstein has played a key and active role in the development of the Company’s overall corporate strategy, investor relations and fundraising activities, executive recruitment, public relations activities and providing guidance and advice to the Company.  In this role, he has acted as the Company’s Principal Executive Officer, even though he is not an employee of the Company as determined by common law and tax law.

Ms. Mary Beth Breslin

Mr. Jeffrey Gabor

Securities and Exchange Commission

May 24, 2018

In addition, for accounting purposes, the Company evaluated the scope of Mr. Epstein’s service in the context of the definition of an employee in the Glossary of ASC 718 and concluded that Mr. Epstein is not an employee of the Company (i.e., for accounting purposes, he is determined to be a non-employee director).

Based on the Company’s conclusion that Mr. Epstein is not an employee, the Company considered the guidance in the third paragraph of the definition of “employee” in the Glossary of ASC 718 to determine whether the equity awards were granted to Mr. Epstein in his capacity as a member of the Company’s board of directors or as a non-employee consultant.  Because the consulting agreement did not specify what, if any, portion of the stock-based awards (totaling 4,982,306 shares) were attributable to director service, the Company considered a number of factors to determine the appropriate accounting for these awards, including that:

•                 the significance of the awards granted to Mr. Epstein relative to awards that had been granted to other members of the board of directors for their service as directors (which had never exceeded 300,000 shares of common stock per director) indicates that the awards relate to services that extend well beyond the scope of a director;

•                 the overall scope of services of the consulting agreement, as well as the contributions to date from Mr. Epstein, primarily pertain to his role as the Company’s Principal Executive Officer, not to his service as a member or chairperson of the board of directors;

•                 the Company does not currently have an established director compensation policy that specifies amounts to be paid (in cash or equity) to members of the board of directors;

•                 the only other named executive officer on the Company’s board of directors, Dr. Straight Nissen, does not receive any compensation (equity or cash) for his services as a director;

•                 there is no guidance under ASC 718 or other authoritative accounting literature that addresses how to separate a single award between director and non-director service; and

•                 accounting for the awards as non-employee stock-based awards results in a current-fair-value-based amount of compensation expense (as opposed to grant-date fair value) and typically results in a greater amount of recognized compensation expense than accounting for them as stock-based awards issued to directors in their capacity as directors when the underlying fair value of the Company’s common stock increases over the service period.

Based on the Company’s evaluation of the above factors, the Company concluded that it was most appropriate to account for the entirety of Mr. Epstein’s equity awards as non-employee stock-based awards.

Ms. Mary Beth Breslin

Mr. Jeffrey Gabor

Securities and Exchange Commission

May 24, 2018

Executive Compensation Disclosures

The Company supplementally advises the Staff that, for purposes of preparing the summary compensation table on page 180 of Amendment No. 1, the Company calculated the value of the stock-based awards granted to Mr. Epstein using the grant-date fair value as determined under ASC 718.  In response to the Staff’s comment and to comply with Item 402(n) of Regulation S-K, the Company has revised the footnotes to the table on page 180 of Amendment No. 1 to clarify that (1) all of the awards were granted to Mr. Epstein for his service as a non-employee consultant as our Principal Executive Officer, (2) the amounts reported in the summary compensation table represent the grant-date fair value of Mr. Epstein’s awards for the period indicated and (3) the awards are being accounted for as non-employee stock-based awards and the actual stock-based compensation expense related to the awards will be based on the fair value of the awards at the completion of the required service and may differ from the grant-date fair value of the awards.

Grants to Other Employees that have a Non-Employee Director Status

Other than Dr. Straight Nissen, who is a full-time employee of the Company and also serves as a member of its board of directors, there are no employees that have served or currently serve on the board of directors.  All of the stock-based awards that Dr. Straight Nissen received were made in connection with his services as an employee and have been accounted for as employee stock-based awards in accordance with ASC 718.  Dr. Straight Nissen does not receive any incremental compensation for his role as a member of the Company’s board of directors.

Critical accounting policies and significant judgments and estimates

Stock-based compensation

Determination of fair value of common stock, page 104

10.       Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price.  This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response to Comment No. 10: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Ms. Mary Beth Breslin

Mr. Jeffrey Gabor

Securities and Exchange Commission

May 24, 2018

Business

RTX-Uricase/URAT1 for treatment of chronic refractory gout, page 122

11.       We note your use of the term “significant unmet need” on page 123 and elsewhere in the document.  Use of such a term might imply that your product would be eligible for fast track designation or priority review granted by the FDA for products that treat certain serious unmet medical needs.  Please remove your use of this term throughout or otherwise please explain why you believe use of this term is appropriate.

Response to Comment No. 11: The Company respectfully advises the Staff that it has revised the disclosure on page 127 of Amendment No. 1 in response to the Staff’s comment.

Disease-related intellectual property, page 141

12.       For each program identified in this section, please clarify whether you directly own or license the patents and patent applications.  If licensed from a third party, please identify the third party.

Response to Comment No. 12: The Company respectfully advises the Staff that it has revised the disclosure on page 147 of Amendment No. 1 in response to the Staff’s comment to reflect that the patents and patent applications for each of the programs described in this section are owned by the Company and not licensed from any third party.

Licenses, page 145

13.       Please quantify the total potential milestone obligations pursuant to your Exclusive Patent License Agreement with Whitehead Institute for Biomedical Research.

Response to Comment No. 13: The Company respectfully advises the Staff that it has revised the disclosure on pages 106, 151 and F-35 of Amendment No. 1 in response to the Staff’s comment.

Management, page 166

14.       Please revise to disclose any arrangements or understandings pursuant to which Mr. Epstein, Dr. Nissen or Dr. Afeyan was selected as a director, or tell us why such disclosure is not required.  Refer to Item 401(a) of Regulation S-K.

Response to Comment No. 14: The Company respectfully advises the Staff that it has modified the disclosure on page 175 of Amendment No. 1 to clarify that the Company’s second amended and restated voting agreement with its preferred stockholders provides certain

Ms. Mary Beth Breslin

Mr. Jeffrey Gabor

Securities and Exchange Commission

May 24, 2018

stockholders with the right to designate a number of the Company’s directors and that there are no arrangements or understandings between any executive officer or director on the one hand and any other person on the other hand (within the meaning of Item 401(a) and (b)) pursuant to which Mr. Epstein, Dr. Nissen or Dr. Afeyan was or are to be selected as officers or directors.

Employment and consulting arrangements with our named executive officers, page 175

15.       We note that in connection with the offering, you are evaluating entering into amended and restated agreements with your named executive officers.  Please file your current employment agreements as an exhibit to your registration statement.  Please refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response to Comment No. 15: The Company acknowledges the Staff’s comment and respectfully advises the Staff that prior to effectiveness of the registration statement, the Company intends to enter into new agreements with its named executive officers that supersede and replace their existing agreements in all respects. The Company undertakes to update the registration statement with appropriate disclosure regarding such new agreements, and to file such agreements as exhibits prior to the effectiveness of the registration statement.

14. Related parties, page F-33

16.       Regarding the promissory notes issued to purchase your common stock, please address the following:

•                 Revise to clearly disclose your accounting for the notes and purchase of common stock and where these promissory notes are classified in your financial statements.

•                 Tell us how you considered the guidance of Staff Accounting Bulletin Topic 4:E.

•                 Considering that one of the provisions regarding the maturity date of the promissory notes occurs immediately prior to your initial filing of a registration statement, tell us your consideration of this transaction in the capitalization table.

Response to Comment No. 16: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-28 and F-29 of Amendment No. 1 to clarify its accounting for purchases of the Company’s common stock with promissory notes.

As disclosed on pages F-28, F-29 and F-40 of Amendment No. 1, each of the four promissory notes used to purchase shares of the Company’s common stock are partial-recourse notes. Specifically, each of the notes is first collateralized by the purchased shares and then is collateralized by the personal assets of the note issuer, limited to 50% of the then-outstanding

Ms. Mary Beth Breslin

Mr. Jeffrey Gabor

Securities and Exchange Commission

May 24, 2018

principal plus interest outstanding under the notes (after applying the fair value of pledged stock).

As the accounting for part recourse and part nonrecourse notes issued for the purchase of common stock is not specifically addressed in ASC 718, the Company looked to certain superseded stock compensation literature discussed in Issue 34 of EITF Issue No. 00-23, which specifies that notes issued for the purchase of common stock that are part recourse and part nonrecourse should be accounted for as nonrecourse in their entirety if the notes are not aligned with a corresponding percentage of the underlying shares.  Because each promissory note issued by the Company does not specify the number of underlying shares that are subject to recourse (i.e., each share of stock is represented by both a nonrecourse and recourse portion of the note), the Company concluded that each note should be considered nonrecourse, in its entirety, for accounting purposes. As a result of this conclusion, the Company then considered the guidance of ASC 718-10, paragraph 25-3, which states the following:

“The accounting for all share-based payment transactions shall reflect the rights conveyed to the holder of the instruments and the obligations imposed on the issuer of the instruments, regardless of how those transactions are structured. For example, the rights and obligations embodied in a transfer of equity shares to an employee for a note that provides no recourse to other assets of the employee (that is, other than the shares) are substantially the same as those embodied in a grant of equity share options. Thus, that transaction shall be accounted for as a substantive grant of equity share options.”

Therefore, in accordance with the guidance of ASC 718, the Company concluded that (i) each of the four in-substance nonrecourse notes used to purchase its common stock should be accounted for as a substantive grant of a stock option and (ii) no receivable for amounts due under the promissory notes should be recorded on its balance sheet.

Further, the Company considered the accounting guidance in Staff Accounting Bulletin Topic 4:E, which specifies that receivables from officers or other employees should be presented in the balance sheet as a deduction from stockholders’ equity.  However, because the Company had determined that the purchase of common stock with these promissory notes should be accounted for as a stock option grant and that no receivable for amounts due under the promissory notes should be recorded on its balance sheet, the Company concluded that Staff Accounting Bulletin Topic 4:E did not apply.

Finally, the Company respectfully advises the Staff that because the promissory notes used to purchase shares of the Company’s common stock were accounted for as stock option grants (and not as receivables recorded in the Company’s consolidated balance sheet as a deduction from stockholders’ equity), no pro forma adjustment for the settlement of the notes was reflected in the capitalization table appearing on page 85 of Amendment No. 1.

Ms. Mary Beth Breslin

Mr. Jeffrey Gabor

Securities and Exchange Commission

May 24, 2018

Exhibits

17.       Please file the consulting agreement with Mr. Epstein referenced on page 174.  Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.  In addition, we note that Dr. Cagnoni, who will join your board of directors in June 2018 when he assumes the role of Chief Executive Officer, is currently serving as an advisor.  Please also file any agreement with Dr. Cagnoni as an exhibit.

Response to Comment No. 17: The Company respectfully advises the Staff that it intends to enter into an amended consulting agreement with Mr. Epstein and an employment agreement with Dr. Cagnoni. The Company believes that the amended consulting agreement and employment agreement with each of Mr. Epstein and Dr. Cagnoni is more relevant to investors than the current agreements. As a result, the Company plans to file as exhibits, prior to the effectiveness of the registration statement, the agreements that it intends to enter into with each of Mr. Epstein and Dr. Cagnoni, respectively.

General

18.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 18: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

19.       Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note that we may have comments regarding this material.

Response to Comment No. 19: The Company respectfully acknowledges the Staff’s comment and informs the Staff that it has not yet determined what graphical materials or artwork it intends to use in its prospectus. The Company undertakes to include any additional graphical materials or artwork in a future pre-effective amendment to the Registration Statement and to provide the Staff with sufficient time to review such graphics or artwork prior to inclusion in any prospectus distributed to prospective investors.

* * * * *

Ms. Mary Beth Breslin

Mr. Jeffrey Gabor

Securities and Exchange Commission

May 24, 2018

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1971.

Sincerely,

/s/ Arthur R. McGivern

Enclosures:

cc: David Epstein, Rubius Therapeutics, Inc.

Torben Straight Nissen, Rubius Therapeutics, Inc.

Stuart M. Cable, Goodwin Procter LLP

Peter N. Handrinos, Latham & Watkins LLP

Wesley C. Holmes, Latham & Watkins LLP